Computation of Ratio of Earnings to Fixed Charges	Exhibit 12

	Years ended December 31,
( in thousands )	2005	2004	2003
Earnings as Defined:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$493,385	$546,699	$427,577
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	47,841	39,009	38,226

Earnings as defined	$541,226	$585,708	$465,803

Fixed Charges as Defined:
Interest expense, including amortization of debt issue costs	$38,791	$30,878	$31,593
Interest capitalized		600	491
Portion of rental expense representative of the interest factor	9,050	8,131	6,633
Preferred stock dividends of majority-owned subsidiary companies	80	80	80

Fixed charges as defined	$47,921	$39,689	$38,797

Ratio of Earnings to Fixed Charges	11.29	14.76	12.01